02038529

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RECEIVED
MAY 31 2002
SEC MAIL PROCESSING SECTION WASH, D.C. 161

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 May 2002

PROCESSED
JUN 05 2002
THOMSON
FINANCIAL

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	US CEO to retire
Released	14:19 28 May 2002
Number	5328W

IMMEDIATE **28 May 2002**

Royal & SunAlliance USA President and CEO to retire

Royal & Sun Alliance Insurance Group plc announced today that Terry Broderick, President and Chief Executive Officer of the Group's USA operations, is to retire on 30 June 2002. He will be succeeded by Steve Mulready, currently President and Chief Operating Officer of Royal & SunAlliance USA's Commercial Division.

Mr Broderick, 57, has decided to retire for health reasons and in order to devote more time to his community and charitable interests. Mr Broderick joined Royal & SunAlliance USA in 1973. He was appointed President of the company in 1997 and CEO in 2000.

Steve Mulready, 52, has more than 30 years' experience in the insurance industry. Prior to his current position, Mr Mulready was president of Royal & SunAlliance's Specialty Insurance Division. Previously, he served as president and CEO of Orion Specialty Insurance Group from 1996 until that company's acquisition by Royal & SunAlliance in 1999. Before joining Orion, Mr Mulready spent 25 years with Aetna.

--ENDS--

For further information:

Malcolm Gilbert
Tel: +44 (0)20 7569 6139

Stephen Clark
Tel: +44 (0)20 7569 6127

Notes to Editors:

Royal & SunAlliance is one of the world's largest international insurance groups, operating in more than 50 countries and serving over 20 million customers. The Group's five major markets are United Kingdom, USA, Scandinavia, Canada and Australia/New Zealand.

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 28 May 2002

By: ______________________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.